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                                 EXHIBIT 8.1.2.

MORGAN BEAUMONT ANNOUNCES EXCLUSIVE AGREEMENT WITH ALIANT FINANCIAL SERVICES,
INC.
MONDAY, SEPTEMBER 12, 2005

Morgan Beaumont, Inc. (OTC BB: MBEU), a premier technology solution provider to the Stored Value and Debit Card market and owner of the SIRE Network TM, today announced an agreement with Aliant Financial Services, Inc., appointing Morgan Beaumont as Aliant's exclusive provider of stored value/debit card retail merchant prospects.

Aliant Financial Services, headquartered in Sarasota, Florida, is a registered ISO (independent sales organization) of J.P. Morgan Chase Bank offering credit/debit card processing to thousands of merchants nationwide.

The agreement further specifies that Aliant will be the exclusive provider of all credit card and bankcard transaction processing to Morgan Beaumont's nationwide network of approved retail merchant customers that chose Aliant as their provider of equipment and services.

Cliff Wildes, CEO of Morgan Beaumont, stated, "This continues to be an eventful Time for our company as we focus on deploying our core technology and products into the stored value/debit card marketplace; and this new agreement with Aliant will help accelerate the process of getting useful and innovative financial solutions into the hands of unbanked consumers nationwide."

Eric Odegard, President of Aliant Financial, stated "The relationship with Morgan Beaumont is a great fit for our company. We pride ourselves on establishing very solid and long term relationships with our merchants and partners. By combining the strength of Morgan Beaumont's large distribution channel and our processing relationship with Chase and First Data, we believe that this program will provide a dual benefit to the client: the up front benefit of new POS technology at no cost bundled with innovative stored value/debit card programs, as well as complete Visa(R) and MasterCard(R) processing."

This partnership represents another key component in Morgan Beaumont's nationwide SIRE Network deployment strategy, to build out a standardized, national platform of cash loading locations for the stored value card industry. This new initiative, the 1-2-3 POS-Stored Value Program will provide a value-added solution to retail merchants across the country by providing a free POS terminal loaded with free SIRE Network software with contracted merchant services through Aliant.

Each participating merchant will also receive an initial order of Morgan Beaumont stored value debit cards, including supporting collateral, so they can begin to market these products and services to consumers. The company will launch this innovative new program at the InteleCard Expo in Las Vegas, September 13th -15th, and begin to market it throughout its distribution channels immediately thereafter. Morgan Beaumont anticipates the first shipments of point of sale (POS) terminals to begin in October, 2005.


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Aliant Financial Services is a registered ISO/MSP of J.P. Morgan Chase Bank,
Hicksville, NY. Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Debit Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Debit Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.